

Sammy Sun · 3rd

Managing Partner at OneCare, Inc.

Haidian District, Beijing, China · 415 connections · **Contact info**

OneCare, Inc.

**Wuhan Academy Of
And Telecommunica**

Featured



Handheld Tricorder at HIMSS in Las Vegas

Mobile phone sized tricorder to measure
ECG, blood pressure, Glucose, Pulse, and...



The 2nd Gen Sensor Watch & A Phone.

**New
Vega**

New
on th

Experience



Managing Partner
OneCare, Inc.

Jun 2019 – Present · 1 yr 1 mo
Atlanta, United States

OneCare develops and commercializes carewear and solution platforms into best in class, stand-alone, cellular connected wearables, delivering connectivity, data, analytics, and lifestyle.

OneCare has assembled a world-class consortium of accomplished team members, Board of Directors, advisors, and one-call contributors from the wearable, IoT, MIoT, remote monitoring, healthcare, mhealth, medtech, healthtech, telecom and tangential industries

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Anywhere, Anytime, medicare services accessible to everyone.
Yinuo Technologies, Ltd.
Jan 2012 – Present · 8 yrs 6 mos
Shenzhen, China

www.yinuocare.com
The Company develops, manufactures and markets a series of mobile and handheld medical grade devices for medicare and healthcare services. Yinuo provides a complete cloud system of mobile healthcare and medicare across the country with hospitals extending the s ...see mor

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President
Ducom Business Solutions Ltd
Jan 2005 – Present · 15 yrs 6 mos

What Ducom provides is a total business solutions that include development market opportunity(eg., identifying potential partners or buildup sales /distribution network to complement each other to expand market and sales), technology improvement (eg., joint R&D) localization(eg., local manufacturing and project managemnt) etc. To realize thess b ...see mor

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General Manager
Beijing Arrow Hi-Tech Inc. Ltd
Nov 2003 – Nov 2004 · 1 yr 1 mo

managing 5 rep offices and a manufacturing plant across the country.

senior sales director

Nortel JV China

Jan 1997 – Dec 1997 · 12 mos

responsible for setup of sales, marketing, support and administration teams across China to fulfil the transfer of tech and operation from Nortel China to the JV company.

Show 1 more experience ⌄

Education

Wuhan Academy Of Posts And Telecommunications

Master's degree, Optical Fiber Telecommunications

1985 – 1988

Central China University of Science and Technology

Bachelor's degree, Electrical, Electronics and Communications Engineering

1981 – 1985



